John H. Sellers

T: +1 650 843 5070

jsellers@cooley.com

January 21, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	EBR Systems, Inc.
Amendment No. 3 to Registration Statement on Form 10-12G
Response dated December 23, 2024
File No. 000-56671

Ladies and Gentlemen:

On behalf of EBR Systems Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 23, 2024 with respect to the Company’s Amendment No. 3 to Registration Statement on Form 10-12G on November 21, 2024, amending previously filed Amendment No. 2 to Registration Statement on Form 10-12G that was filed on October 23, 2024.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Response dated December 23, 2024
Interim Financial Statements

Pre-launch inventory, page F-37

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission January 21, 2024 Page Two

1.	We note your response to prior comment 1. The amount of pre-launch inventory capitalized rather than expensed as research and development has an inherent estimated related to the probable future benefit and realizability of the amounts capitalized. We therefore reiterate the prior comment to expand your disclosures herein, or within your Critical Accounting Estimates on page 75, to provide the additional disclosures:

•	Specifically identify the point during the FDA approval process that you determined a probable future benefit existed and the status of the FDA’s consideration of the safety and efficacy of the system and evaluation of the manufacturing process at that point.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will expand its disclosure within the Critical Accounting Estimates to provide additional disclosures beginning with the Company’s upcoming filing on Form 10-K for the year ended December 31, 2024. For illustrative purposes, an example of the additional disclosure that we anticipate will be included in the Form 10-K is as follows:

The Company capitalizes pre-launch inventory costs associated with its products prior to regulatory approval when, based on management judgement, future commercialization is considered probable and future economic benefit is expected to be realized. The Company assesses the regulatory approval process and where the product stands in relation to that approval process including any known constraints or impediments to approval. Pre-launch inventory costs associated with products that have not yet received regulatory approval are capitalized if there is probable future commercial use and future economic benefit. If future commercial use and future economic benefit are not considered probable, then costs associated with pre-launch inventory that has not yet received regulatory approval are expensed as research and development expense during the period the costs are incurred. The determination to capitalize pre-launch inventory is based on the specific facts and circumstances relating to the product.

Capitalization of pre-launch inventory began during the year ended December 31, 2024 when the Company determined that: (i) positive clinical trial results had been obtained, as evidenced by meeting both the primary efficacy and safety endpoints at the interim analysis, which supported the Company’s belief that regulatory approval is probable; (ii) uncertainties regarding regulatory approval have been significantly reduced, as evidenced by the Company’s submission of all modules of the pre-market approval application and ongoing communication with the regulatory bodies; and (iii) it is probable that these capitalized costs will provide future economic benefit, in excess of capitalized costs, as evidenced by the lack of alternative therapies for the Company’s target market and the anticipated average selling price of the WiSE CRT System.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission January 21, 2024 Page Three

Once the Company capitalizes pre-launch inventory for a product candidate that is not yet approved, the Company monitors, on a quarterly basis, the status of this candidate within the regulatory approval process. The Company could be required to expense previously capitalized costs related to pre-launch inventory upon a change in management’s judgment of future commercial use and net realizable value, due to a denial or delay of approval by regulatory bodies, a delay in the timeline for commercialization or other potential factors. On a quarterly basis, the Company evaluates all inventory, including capitalized pre-launch inventory for which regulatory approval has not yet been obtained, to determine if any lower of cost or net realizable value adjustment is required. As it relates to pre-approval inventory, the Company considers several factors including expected timing of FDA approval, projected sales volume and estimated selling price.

•	Identify the risks and uncertainties surrounding market acceptance of the system once approved and how this will affect the realization of the asset.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will expand its disclosure within the Risk Factors to provide additional disclosures beginning with the Company’s upcoming filing on Form 10-K of the year ended December 31, 2024. For illustrative purposes, an example of the additional disclosure that we anticipate will be included in the Form 10-K is as follows:

ITEM 1A. RISK FACTORS.

Risks Related to Our Business.

We have capitalized pre-launch inventories prior to receiving FDA approval. If either FDA approval or market acceptance post-approval do not occur at all or on a timely basis, we will be required to write-off pre-launch inventories which would materially and adversely affect our business, financial condition and stock price.

We capitalize costs associated with certain product candidates prior to regulatory approval and product launch (“pre-launch inventories”) when it is reasonably certain that the pre-launch inventories will be saleable, based on management’s judgment of future commercial use and net realizable value.  The determination to capitalize is based on the particular facts and circumstances and based on the judgment of our management relating to the potential FDA approval.  We could be required to expense previously capitalized costs related to pre-launch inventories upon a change in such judgment, due to a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential risk factors. Pre-launch inventories consist of costs of raw materials and components related to our WiSE CRT System, which have been capitalized prior to the date that we anticipate that WiSE CRT System may receive FDA approval. If FDA approval does not occur or will be significantly delayed, we will be required to write-off pre-launch inventories and such amounts could be material.   In addition, market acceptance of our WiSE CRT System could fall short of our expectations, as a result of the introduction of a competing product, as a result of physicians’, patients’, or payors’ unwillingness to adopt our WiSE CRT System. If any of these risks were to materialize, or if the launch of our WiSE CRT System is significantly postponed, the salability of our pre-launch inventories would be adversely affected and may require write-off of the carrying value of our pre-launch inventories in amounts that could have a material adverse effect on our results of operations and financial condition.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission January 21, 2024 Page Four

Please contact me at (650) 843-5070 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John H. Sellers
John H. Sellers
Cooley LLP

cc:	John McCutcheon, EBR Systems, Inc.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com